SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated August 8, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: August 9, 2013

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA – measured as earnings before tax add back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

Free cash flow – measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

FY14 – Year ended 31 March 2014

FY13 – Year ended 31 March 2013

H1 – 6 months ended 30 September

Q3 – 3 months ended 31 December

Q2 – 3 months ended 30 September

Q1 – 3 months ended 30 June

Management’s discussion and analysis of financial condition and results of operations

The Company has continued to increase sales in the quarter, with revenue for the 3 months of £4,097 million, compared to £3,638 million in Q1 FY13. EBITDA increased to £675 million, £148 million higher than Q1 FY13, with a margin of 16.5%, up 2 ppt from Q1 FY13.

Jaguar retails are significantly up in the quarter (28%), driven by the launch of the F-TYPE and the new Jaguar XF Sportbrake and all-wheel drive (AWD) derivatives which began sales in the later part of Q3 FY13.

Land Rover retails are also up in the quarter (7%), reflecting the continued success of the new Range Rover offset partially by the run out of the old Range Rover Sport. The new Range Rover Sport goes on sale in Q2 FY14.

Retail sales were up in all markets, with China continuing to be our largest market and conditions are more challenging in Europe.

Improved product mix and a favourable exchange rate environment, has helped increase our EBITDA margins for the quarter to 16.5%, up 2 ppt from the same quarter in the prior year.

The USD has strengthened against sterling in the last 12 months, with the Euro:GBP rate remaining broadly similar.

The company has also benefitted from continued weak commodity prices. Commodity prices continue to be uncertain and a pick up of growth in China or other markets could see prices firm.

General trends in performance (including results of operations)

Revenue and earnings

The Company generated revenue of £4,097 million in Q1 FY14, an increase of 13% over the £3,638 million in Q1 FY13.

EBITDA increased by £148 million for the quarter to £675 million compared to £527 million for Q1 FY13, driven by higher revenue and higher margins compared to the prior year.

The EBITDA margin has improved by 2 ppt compared to Q1 FY13, at 16.5%. This is primarily driven by favourable product mix, i.e. new Range Rover and Jaguar F-TYPE and a favourable exchange rate environment.

PBT has increased by £82 million, from £333 million to £415 million in the quarter. This reflects the increase in margins, partially offset by £81 million of additional depreciation and amortisation, reflecting the new vehicles launched since Q1 FY13.

Net Income

Net Income for the quarter was £304 million (Q1 FY13: £236 million), with income tax expense for the quarter of £111 million, up from £97 million in Q1 FY13.

The effective tax rate has been maintained at 27%, in line with the rate for the full prior year.

Overall strong volume growth

Total retail volumes were 94,719 units for the quarter, an increase of 10% compared to Q1 FY13. Retail volumes for Q1 FY14 were 17,459 units for Jaguar and 77,260 for Land Rover, up 28% and 7% respectively compared to the equivalent quarter in the prior year.

The increase was driven by the Jaguar XF, reflecting new derivatives (including Sportbrake, AWD and smaller engine options) and the newly launched F-TYPE. The new Range Rover also grew volume compared to the older model last year. The announcement of the new Range Rover Sport has led to reduced sales of the old model as sales run down prior to replacement in Q2 FY14.

Wholesale volumes for Q1 FY14 were 90,620 units, an increase of 9% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 18,577 units for Jaguar and 72,043 units for Land Rover.

Investment and cash flow

The Company continues to invest significantly in capital spending and R&D, spending £558m in Q1 FY14, up £134m compared to Q1 FY13. The company expects capital spending, including R&D, to be in the region of £2.75 billion in FY14.

Free cash flow was negative in the quarter at £341 million, compared to cash inflow of £106 million in the same quarter of the prior year. This was driven by the increased investment spending and unfavourable working capital movements, primarily reflecting higher inventories related to production scheduling for markets with longer shipment times and the launch of the new Range Rover Sport.

Performance in key geographical markets on retail basis

	Q1 FY14	Q1 FY13	Change (%)
UK	16,392	14,483	13%
North America	16,195	14,789	10%
Europe	19,950	19,378	3%
China	20,427	18,465	11%
Asia Pacific	5,416	3,952	37%
All other markets	16,339	14,691	11%

Total JLR	94,719	85,758	10%

United States

The US economy continued to recover in the current quarter.

The US premium car segment volumes increased by 4% in the last 12 months, with Jaguar’s share increasing while the market environment continues to be strongly competitive with a trend towards smaller engines.

The current line up of Jaguar products includes the new F-TYPE, new smaller engine and AWD derivatives of XF and XJ, as well as the XF Sportbrake.

The US premium SUV segment volumes were up 6% in the last 12 months, with Land Rover participating in this growth, whilst broadly maintaining market share, supported by the new Range Rover notwithstanding run-out of the Range Rover Sport.

Jaguar retail volumes for the quarter grew by 35% compared to Q1 FY13.

Land Rover retail volumes for the quarter grew by 2% compared to Q1 FY13.

UK

The UK economy is showing signs of improvement with growth of 0.6% in the quarter ended 30 June and auto sales outpacing this.

The UK premium car segment volumes increased by 18% in the last 12 months. Jaguar shares are up in most models, again reflecting the new F-TYPE and XF derivatives, despite significant incentive spending by competitors.

The UK premium SUV segment volumes increased by 36% in the last 12 months, with the Land Rover market share broadly flat, again supported by the new Range Rover, notwithstanding run out of the old Range Rover Sport.

Jaguar retail volumes for the quarter increased by 19%, compared to Q1 FY13.

Land Rover retail volumes for the quarter were up by 12% compared to Q1 FY13.

Europe (excluding Russia and UK)

Although the Euro crisis has receded, the Eurozone continues to be in recession with growth slowing even in Germany. Credit rating agencies continue to be negative about Euro area prospects, and the European car industry is expected to have reduced volumes in the current year in all European markets.

Jaguar retail volumes in the Europe region for the quarter fell by 38 units reflecting softer industry volumes, offset by an increase of 0.6% in German market share.

Land Rover retail volumes within the Europe region for the quarter increased by 4%.

In Germany, Land Rover market share increased by 0.9%.

China

The Chinese economy continues to grow strongly, although at a somewhat slower rate than historically and a short-lived credit crunch in the quarter has reduced future expectations for the rest of the year.

China’s premium car segment volumes increased by 3% in the last 12 months. Jaguar volumes were up 74%, primarily reflecting the introduction of the 2.0l XF and XJ, as well as the new F-TYPE.

The premium SUV segment increased by 10% in the last 12 months, with Land Rover’s share increasing 0.6% to over 10%.

China was the largest retail market and wholesale market for the company in the period.

Asia Pacific

Continued economic growth has been seen in the Asia Pacific region.

Retail volumes for the quarter grew by 30% for Jaguar and 39% for Land Rover compared to Q1 FY13.

Business risks and mitigating factors

As discussed on pages 94-102, and elsewhere, of the Annual Report 2012-13 of the Company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q1 FY14, Jaguar Land Rover employed 26,826 people worldwide including agency personnel (Q1 FY13: 23,879). Approximately 1,000 of the people employed are in overseas markets.

Liquidity and capital resources

As at 30 June 2013, the Company had cash and cash equivalents of £1,405 million, bank deposits with a greater than 3 month maturity of £810 million. The total amount of cash and cash equivalents includes an amount of £560 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to constraints in certain countries which restrict or impede the ability of the Company’s subsidiaries in those countries to transfer cash across the group other than through annual dividends.

In addition, the Company had a £795 million undrawn committed credit facility maturing in December 2014 and December 2016 and £140m of undrawn shorter-term committed credit facilities. In July 2013, the Company replaced the £795 million long term committed credit facility with a new undrawn £1.25 billion committed credit facility with £938 million maturing in 2018 and £312 million maturing in 2016.

Borrowings

The following table shows details of the Company’s financing arrangements as at 30 June 2013.

Facility	Facility amount	Maturity	Outstanding as at 30 June 2013	Undrawn as at 30 June 2013
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125%	500	2018	500	—
£500m Senior Notes 8.25%	500	2020	500	—
$410m Senior Notes 7.75%	269	2018	269	—
$410m Senior Notes 8.125%	269	2021	269	—
$500m Senior Notes 5.625%	328	2023	328
Revolving 3 & 5 year credit facilities	795	2014- 16	—	795
Other financing loans	65	2012- 14	65	—
Receivables factoring facilities	290	2013	150	140

Subtotal	3,016		2,081	935

Uncommitted
Receivables factoring facilities	131	—	—	131
Other facilities	16	—	16	—

Subtotal	147		16	131

Capitalized costs	—	—	(29)	—

Total	3,163	—	2,068	1,066

Cash flow

Net cash provided by operating activities was £116 million in the quarter compared to £486 million during Q1 FY13.

Net cash used in investing activities was £492 million in the quarter (Q1 FY13: £555 million). Of this, £35 million (Q1 FY13: £175 million) relates to an increase in bank deposits with a maturity of over 3 months which are classified as investments. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) totalled £508 million in the quarter compared to £377 million in Q1 FY13. The Company’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products.

Cash used in financing activities was £291 million in the quarter compared to cash used of £204 million in Q1 FY13. Cash used in financing activities in the 3 month period includes a £95 million reduction in short-term debt and a dividend paid to Tata Motors of £150 million. Cash used in financing activities in Q1 FY13 reflected £144 million reduction in debt.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed interim financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer

Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaren Ramakrishnan	Director	2012

Condensed Consolidated Income Statement

		Three months ended 30 June 2013 (unaudited)			Three months ended 30 June 2012 (unaudited)
	Note	Trading result £m	Non- operating result £m	Total £m	Trading result £m	Non- operating result £m	Total £m

Revenue		4,097	—	4,097	3,638	—	3,638

Material and other cost of sales		(2,490)	—	(2,490)	(2,354)	—	(2,354)
Employee cost		(361)	—	(361)	(301)	—	(301)
Other expenses		(807)	—	(807)	(673)	—	(673)
Net impact of commodity derivatives		—	(19)	(19)	—	(7)	(7)
Development costs capitalised	2	242	—	242	215	—	215
Other income		13	—	13	9	—	9
Depreciation and amortisation		(202)	—	(202)	(121)	—	(121)
Foreign exchange loss	3	(42)	—	(42)	(12)	—	(12)
MTM on derivatives not hedge accounted	3	—	12	12	—	(55)	(55)
Finance income	4	9	—	9	8	—	8
Finance expense (net)	4	(33)	—	(33)	(14)	—	(14)
Share of loss from joint venture		(4)	—	(4)	—	—	—

Net income before tax		422	(7)	415	395	(62)	333
Income tax expense		(109)	(2)	(111)	(112)	15	(97)

Net income attributable to shareholders		313	(9)	304	283	(47)	236

Condensed Consolidated Statement of Comprehensive Income

	Three months ended 30 June 2013 (unaudited)	Three months ended 30 June 2012 (unaudited)
	£m	£m

Net income	304	236

Other comprehensive income/(loss):

Cash flow hedges: effective portion of change in fair value of derivative instruments	160	(118)
Cash flow hedges: recognised in foreign exchange in the consolidated statement of comprehensive income	(46)	21
Actuarial losses	(118)	(7)

Total comprehensive income before tax impact	300	132
Taxation impact	1	25

Total comprehensive income for the period attributable to shareholders	301	157

Condensed Consolidated Balance Sheet

		30 June 2013	31 March 2013
	Note	£m (unaudited)	£m (audited)
Non-current assets
Equity accounted investees		55	60
Other financial assets		200	195
Property, plant and equipment		2,509	2,335
Pension asset	17	—	—
Intangible assets		3,691	3,522
Other assets		6	8
Deferred income taxes		513	508

Total non-current assets		6,974	6,628

Current assets
Cash and cash equivalents		1,405	2,072
Short term deposits		810	775
Trade receivables		763	927
Other financial assets		184	176
Inventories	6	2,114	1,794
Other current assets	7	284	435
Current income tax assets	8	24	30

Total current assets		5,584	6,209

Total assets		12,558	12,837

Current liabilities
Accounts payable		4,089	4,227
Short term borrowings and current portion of long term debt	14	232	328
Other financial liabilities	11	393	433
Provisions	12	342	335
Other current liabilities	13	282	482
Current income tax liabilities		98	192

Total current liabilities		5,436	5,997

Non-current liabilities
Long term debt	14	1,836	1,839
Other financial liabilities	11	219	227
Non-current income tax liabilities		—	—
Deferred tax		91	86
Other liabilities		42	24
Provisions	12	1,244	1,125

Total non-current liabilities		3,432	3,301

Total liabilities		8,868	9,298

Condensed Consolidated Balance Sheet (continued)

		30 June 2013	31 March 2013
	Note	£m (unaudited)	£m (audited)
Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	15	2,022	1,871

Equity attributable to shareholders		3,690	3,539

Total liabilities and equity		12,558	12,837

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

	Ordinary shares	Capital redemption reserve	Reserves	Total Equity
	£m	£m	£m	£m

Balance at 31 March 2013 (audited)	1,501	167	1,871	3,539

Income for the period	—	—	304	304
Other comprehensive loss for the period	—	—	(3)	(3)

Total comprehensive income	—	—	301	301
Dividend paid	—	—	(150)	(150)

Balance at 30 June 2013 (unaudited)	1,501	167	2,022	3,690

	Ordinary shares	Capital redemption reserve	Reserves	Total Equity
	£m	£m	£m	£m

Balance at 31 March 2012 (audited)	1,501	167	1,257	2,925

Income for the year	—	—	236	236
Other comprehensive loss for the year	—	—	(79)	(79)

Total comprehensive income	—	—	157	157

Balance at 30 June 2012 (unaudited)	1,501	167	1,414	3,082

Condensed Consolidated Cash Flow Statement

	Three months ended 30 June 2013 (unaudited)	Three months ended 30 June 2012 (unaudited)
	£m	£m

Cash flows from operating activities
Net income attributable to shareholders	304	236
Adjustments for:
Depreciation and amortisation	202	121
Foreign exchange (gain) / loss on loans	(5)	12
Income tax expense	111	97
Gain on embedded derivative	12	—
Finance expense (net)	21	14
Finance income	(9)	(8)
Foreign exchange (gain) / loss on derivatives	(12)	55
Loss received from associates	4	—

Cash flows from operating activities before changes in assets and liabilities	628	527

Trade receivables	164	1
Other financial assets	55	6
Other current assets	151	124
Inventories	(319)	(57)
Other non-current assets	—	(3)
Accounts payable	(150)	10
Other current liabilities	(201)	(55)
Other financial liabilities	(39)	(26)
Other non-current liabilities	31	1
Provisions	(7)	68

Cash generated from operations	(315)	69
Income tax paid	(197)	(110)

Net cash from operating activities	116	486

Cash flows used in investing activities
Movements in other restricted deposits	41	(10)
Investment in short term deposits	(35)	(175)
Purchases of property, plant and equipment	(249)	(150)
Cash paid for intangible assets	(259)	(227)
Finance income received	10	7

Net cash used in investing activities	(492)	(555)

Condensed Consolidated Cash Flow Statement (continued)

	Three months ended 30 June 2013 (unaudited)	Three months ended 30 June 2012 (unaudited)
	£m	£m
Cash flows from financing activities
Finance expenses and fees paid	(46)	(60)
Proceeds from issuance of short term debt	1	21
Repayment of short term debt	(95)	(164)
Payments of lease liabilities	(1)	(1)
Dividends paid	(150)	—

Net cash used in financing activities	(291)	(204)

Net change in cash and cash equivalents	(667)	(273)
Cash and cash equivalents at beginning of period	2,072	2,430

Cash and cash equivalents at end of period	1,405	2,157

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three months ended 30 June 2013 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive PLC have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting’ as IFRS as adopted by the European Union (‘EU’). There were no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments held at fair value.

Fair value of derivative financial instruments other than the prepayment option are generally based on quotations obtained from inter-bank market participants. The fair value of the prepayment option represents the difference in the traded market price of the bonds and the expected price the bonds would trade at if they did not contain any prepayment features. The expected price is based on market inputs including credit spreads and interest rates.

All financial instruments held at fair value are valued using Level 2 valuation techniques.

With the exception of borrowings, all financial instruments are held at fair value. The short term financial liabilities, except for derivative instruments, are stated at amortised cost which is approximately equal to their fair value.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2013, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2013.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2013, as described in those financial statements.

Notes (continued)

2	Research and development

	Three months ended 30 June 2013 (unaudited)	Three months ended 30 June 2012 (unaudited)
	£m	£m

Total R&D costs	292	262
R&D expensed	(50)	(47)

Development costs capitalised	242	215
Interest capitalised	25	28

Total internally developed intangible additions	267	243

3	Foreign exchange

	Three months ended 30 June 2013 (unaudited)	Three months ended 30 June 2012 (unaudited)
	£m	£m

Trading foreign exchange loss	(45)	(1)
Foreign exchange gain / (loss) on foreign currency denominated borrowings	3	(11)

Foreign exchange before mark to market	(42)	(12)
Gain / (loss) on mark to market of foreign exchange derivative instruments not designated in hedge relationship	12	(55)

Total foreign exchange loss	(30)	(67)

Mark to market on foreign exchange derivative instruments represents economic hedges. These instruments, however do not meet the criteria for hedge accounting under IFRS.

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended 30 June 2013 (unaudited)	Three months ended 30 June 2012 (unaudited)
	£m	£m

Finance income	9	8

Total finance income	9	8

Total interest expense on financial liabilities measured at amortised cost	(46)	(41)
Unwind of discount on provisions	—	(1)
Interest capitalised	25	28

Finance expense	(21)	(14)

Embedded derivative value movement	(12)	—

Total finance expense (net)	(33)	(14)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 7.4% (three months to 30 June 2012: 8.0%)

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	30 June 2013 (unaudited) £m	31 March 2013 (audited) £m

At beginning of period	10	13
Allowance made during the period	(1)	(1)
Written off	—	(2)

At end of period	9	10

Notes (continued)

6	Other financial assets – current

	30 June 2013 (unaudited)	31 March 2013 (audited)
	£m	£m

Advances and other receivables recoverable in cash	13	24
Derivative financial instruments	78	31
Restricted cash	76	110
Other	17	11

	184	176

7	Inventories

	30 June 2013 (unaudited)	31 March 2013 (audited)
	£m	£m

Raw materials and consumables	72	51
Work in progress	228	197
Finished goods	1,814	1,546

	2,114	1,794

8	Other current assets

	30 June 2013 (unaudited)	31 March 2013 (audited)
	£m	£m

Recoverable VAT	225	378
Prepaid expenses	59	57

	284	435

9	Taxation

Recognised in the income statement

The income tax for the 3 months is charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking.

Notes (continued)

10	Capital expenditure

Capital expenditure in the period was £261 million (3 month period to 30 June 2012: £161 million) on fixed assets and £284 million (3 month period to 30 June 2012: £255 million) was capitalised as intangible engineering assets. There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

	30 June 2013 (unaudited)	31 March 2013 (audited)
	£m	£m
Current
Finance lease obligations	5	5
Interest accrued	33	39
Financial instruments	178	206
Liability for vehicles sold under a repurchase arrangement	177	183

	393	433

Non-Current
Finance lease obligations	17	18
Other payables	1	1
Long term derivatives	201	208

	219	227

12	Provisions

	30 June 2013 (unaudited)	31 March 2013 (audited)
	£m	£m
Current
Product warranty	323	317
Product liability	16	16
Provisions for residual risk	2	2
Other employee benefits obligations	1	—

Total current	342	335

Non current
Defined benefit obligations	786	658
Other employee benefits obligations	8	7
Product warranty	414	425
Provision for residual risk	14	13
Provision for environmental liability	22	22

Total non-current	1,244	1,125

Notes (continued)

12	Provisions (continued)

Product warranty

	30 June 2013 (unaudited) £m	31 March 2013 (audited) £m

Opening balance	742	569
Provision made during the period	89	462
Provision used during the period	(94)	(287)
Impact of discounting	—	(2)

Closing balance	737	742

Product liability

	30 June 2013 (unaudited) £m	31 March 2013 (audited) £m

Opening balance	16	16
Provision made during the period	1	6
Provision used during the period	(1)	(6)

Closing balance	16	16

Residual risk

	30 June 2013 (unaudited) £m	31 March 2013 (audited) £m

Opening balance	15	16
Provision made during the period	1	—
Provision used during the period	—	(1)

Closing balance	16	15

Environmental liability

	30 June 2013 (unaudited) £m	31 March 2013 (audited) £m

Opening balance	22	20
Provision made during the period	1	3
Provision used during the period	(1)	(1)

Closing balance	22	22

Notes (continued)

12	Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to. In the main these claims pertain to motor accident claims and consumer complaints.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

	30 June 2013 (unaudited) £m	31 March 2013 (audited) £m

Current
Liabilities for advances received	191	185
VAT	61	261
Others	30	36

	282	482

Notes (continued)

14	Interest bearing loans and borrowings

	30 June 2013 (unaudited) £m	31 March 2013 (audited) £m

EURO MTF listed bond	1,836	1,839
Loans from banks	232	328
Redeemable preference shares classified as debt	—	—
Other loans	—	—
Finance lease liabilities	22	23

	2,090	2,190
Less:
Current bank loan	(232)	(328)
Current other loans	—	—

Short term borrowings	(232)	(328)

Current portion of finance lease liabilities	(5)	(5)

Long term debt	1,853	1,857

Presented as long term debt	1,836	1,839
Presented as long term finance leases	17	18

Notes (continued)

15	Other reserves

The movement of reserves and accumulated deficit is as follows:

	Translation reserve £m	Hedging reserve £m	Pension reserve £m	Profit & loss reserve £m	Total reserves £m

Balance at 1 April 2013	(383)	(197)	(800)	3,251	1,871
Net profit for the period	—	—	—	304	304
Foreign currency translation	—	—	—	—	—
Movements in employee benefit plan	—	—	(118)	—	(118)
Cash flow hedges booked in equity	—	160	—	—	160
Cash flow hedges moved from equity and recognised in the income statement	—	(46)	—	—	(46)
Tax recorded in other comprehensive income	—	(37)	27	—	(10)
Tax impact of items reclassified from other comprehensive income	—	11	—	—	11
Dividend paid	—	—	—	(150)	(150)

Balance at 30 June 2013	(383)	(109)	(891)	3,405	2,022

Notes (continued)

15	Other reserves (continued)

	Translation reserve £m	Hedging reserve £m	Pension reserve £m	Profit & loss reserve £m	Total reserves £m

Balance at 1 April 2012	(383)	(20)	(526)	2,186	1,257
Net profit for the year	—	—	—	236	236
Movements in employee benefit plan	—	—	(7)	—	(7)

Cash flow hedges booked in equity	—	(118)	—	—	(118)

Cash flow hedges moved from equity and recognised in the income statement	—	21	—	—	21

Tax recorded in other comprehensive income	—	28		—	28

Tax impact of items reclassified from other comprehensive income	—	(5)	2	—	(3)

Dividend paid	—	—	—		—

Balance at 31 March 2013	(383)	(94)	(531)	2,422	1,414

16	Dividends

During the period an ordinary share dividend of £150 million was proposed and paid (three months to 30 June 2012: Nil).

Notes (continued)

17	Employee benefits

Jaguar Land Rover Limited and Land Rover, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited, Land Rover, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

	Three months ended 30 June 2013 (unaudited) £m	Year ended 31 March 2013 (audited) £m

Net pension liability at beginning of the period	(658)	(325)
Service cost	(44)	(118)
Interest cost	(65)	(253)
Actuarial loss	(118)	(462)
Expected return on assets	59	223
Employer contributions and other changes	40	168
Prior service costs	—	(6)
Change in restriction on asset and onerous obligation	—	115

Defined benefit obligation, at end of period	(786)	(658)

Amount recognised in the balance sheet consists of

	30 June 2013 (unaudited) £m	31 March 2013 (audited) £m

Present value of defined benefit obligations	(5,716)	(6,022)
Fair value of plan assets	4,931	5,365
Restriction on asset and onerous obligation	(1)	(1)

Net liability	(786)	(658)

Non-current assets	—	—
Non-current liabilities	(786)	(658)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	30 June 2013%	30 June 2012%
Discount rate	5.0	5.1
Rate of increase in compensation level of covered employees	4.0	3.8
Inflation increase	3.0	3.3
Expected rate of return on plan assets	5.0	4.8

Notes (continued)

17	Employee benefits (Continued)

For the valuation at 31 June 2013 and 31 March 2013, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 90% for males and 115% for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2012) projections and an allowance for long term improvements of 1.25% per annum.

IAS 19 (revised 2011) have impacted the accounting for the Group’s defined benefit schemes, by replacing the interest cost and expected return on plan assets with a net interest charge on the net defined benefit liability. The impact of retrospectively applying the accounting changes is not considered to have a material impact on the Group’s Financial Statements and so the prior year results have not been restated. If the changes were applied retrospectively as at 31 March 2013, the Group’s profit before tax would have decreased by £1 million.

18	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £22 million (31 March 2013: £16 million) against the company which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Other claims

The Group has not made any provisions for £Nil (31 March 2013: £Nil) of tax matters in dispute as it is not considered probable that these will be settled in an adverse position for the Group.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £329 million (31 March 2013: £288 million) and £Nil (31 March 2013: £Nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £842 million (31 March 2013: £887 million) to purchase minimum or fixed quantities of material.

Inventory of £Nil (31 March 2013: £Nil) and trade receivables with a carrying amount of £166 million (31 March 2013: £242 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2013: £Nil) and restricted cash with a carrying amount of £76 million (31 March 2013: £110 million) are pledged as collateral/security against the borrowings and commitments.

Notes (continued)

18	Commitments and contingencies (Continued)

There are guarantees provided in the ordinary course of business of £1 million (31 March 2013: £Nil).

19	Capital management

The Company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The Company’s policy is aimed at a combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in note 14 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the Company:

	30 June 2013 (unaudited) £m	31 March 2013 (unaudited) £m

Equity	3,690	3,539

Short term debt	237	333
Long term debt	1,853	1,857

Total debt	2,090	2,190

Total capital (debt and equity)	5,780	5,729

20	Related party transactions

The Company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements.

Notes (continued)

20	Related party transactions (continued)

	Three months ended 30 June 2013		Three months ended 30 June 2012
	With associates and joint ventures (unaudited)	With immediate or ultimate parent (unaudited)	With associates and joint ventures (unaudited)	With immediate or ultimate parent (unaudited)
	£m	£m	£m	£m

Sale of products	—	12	24	—
Services received	28	—	16	—
Services rendered	—	2	—	—

	30 June 2013		31 Mar 2013
	With associates and joint ventures (unaudited)	With immediate or ultimate parent (unaudited)	With associates and joint ventures (unaudited)	With immediate or ultimate parent (unaudited)
	£m	£m	£m	£m

Trade and other receivables	11	7	21	—
Accounts payable	23	—	15	—
Dividend paid	—	150	—	—

Compensation of key management personnel

	Three months ended 30 June 2013 (unaudited)	Three months ended 30 June 2012 (unaudited)
	£m	£m

Key management personnel remuneration	3	3

Jaguar Land Rover Automotive plc

Abbey Road

Whitley

Coventry

CV3 4LF

Jaguar Land Rover results under IFRS for

the quarter ended 30 June 2013

7 August 2013

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

— Q1 FY14 represents the 3 month period from 1 April 2013 to 30 June 2013

— Q1 FY13 represents the 3 month period from 1 April 2012 to 30 June 2012

Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU

2

Participants

Kenneth Gregor C. Ramakrishnan

¡ CFO Jaguar Land Rover ¡ CFO Tata Motors

Bennett Birgbauer

¡ Treasurer Jaguar Land Rover

3

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

4

Q1 FY14 financial highlights Record sales, revenue and profits

Retail volumes 95k for the quarter, up 10% from prior year. Revenue £4.1bn, up £0.5bn on the same quarter in the prior year

EBITDA £675m, up £148m with EBITDA margin of 16.5%, up 2.0ppt from Q1 FY13

PBT of £415m, up £82 on the prior year

Free cash outflow of £341m after investment, reflecting higher investment spending and negative working capital movements Cash and financial deposits £2,215m and undrawn committed bank lines £935m

5

Key financial metrics – Q1

Key metrics—IFRS

Quarter ended 30 June

(£ millions, unless stated) 2013 2012 Change

Retail volumes (‘000 units) 95 86 9 Wholesale volumes (‘000 units) 91 83 8

Revenues (IFRS) 4,097 3,638 459

EBITDA 675 527 148

EBITDA % 16.5% 14.5% 2.0 ppt

Profit before tax 415 333 82 Profit after tax 304 236 68

Free cash flow (1) (341) 106 (447) Cash (2) 2,215 2,332 (117)

1 Cash from operating activities after investing activities (excluding investments in financial deposits)

2 Includes cash and cash equivalents and financial deposits

6

Strong overall performance

Land Rover retail volume up 5k units (7%) – primarily reflects new Range Rover partially offset by Range Rover Sport run-out Jaguar retail volume up 3k units (28%) – reflecting launch of new F-TYPE and new all-wheel drive and smaller engine options for XF and XJ and XF Sportbrake

EBITDA of £675m (margin of 16.5%), up £148m (up 2.0ppt) from Q1 FY13, reflecting: —wholesale volume increase —more favourable foreign exchange (eg average $:£ rate from 1.59 in Q1 FY13 to 1.53 in Q1 FY14) —richer product mix supported by launch of new Range Rover and Jaguar F-TYPE

PBT of £415m, up £82m due to higher EBITDA, partially offset by higher depreciation and amortisation as well as higher finance expense net of more favourable fx revaluation

PAT of £304m reflects an effective tax rate of 27%, consistent with the FY13 full year rate

7

Quarterly retail volumes by carline

Jaguar – Q1 FY14 vs Q1 FY13

Up 28%

XK

14 17 F-TYPE

1

1 2 XJ 4 4 XF

8 10

Q1 FY13 Q1 FY14

Land Rover – Q1 FY14 vs Q1 FY13

Up 7%

77 72

11 7

11 13

New Range Rover Sport 27

27 Range Rover

Range Rover Sport Range Rover

11 Evoque 11 Discovery

Freelander

12 13

Defender

3 4

Q1 FY13 Q1 FY14

Quarterly retail volumes by geography

UK

Up 13% 16

14

11 13

3 4

Q1 FY13

Q1 FY14

North America

Up 10%

15

16

11

12

3

5

Q1 FY13

Q1 FY14

China

Up 11%

20

18

17

16

2

4

Q1 FY13

Q1 FY14

Q1 FY14

All other

UK

markets

17.3%

(ROW)

Asia Pacific

17.2%

5.7%

North America

Europe

17.1%

(ex. Russia)

21.1%

China

21.6%

94,719 units

Europe

Up 3%

19 20

17 17

3 3

Q1 FY13 Q1 FY14

Asia Pacific

Up 37%

5 4

3 4

1 1

Q1 FY13 Q1 FY14

All other markets

Up 11%

16 15

13 15

1 2

Q1 FY13 Q1 FY14

Q1 FY13

All other UK markets 16.9% Asia (ROW) Pacific 17.1% 4.6% North America Europe 17.2% (ex.

Russia) 22.6%

China 21.5%

85,758 units

Land Rover Jaguar

Income statement

Consolidated income statement—IFRS

Quarter ended 30 June (£ millions, unless stated) 2013 2012 Change

Revenues 4,097 3,638 459

Material cost of sales (2,490) (2,354) (136) Employee costs (361) (301) (60) Other expenses (813) (671) (142) Product development costs capitalised 242 215 27

EBITDA 675 527 148

Depreciation and amortisation (202) (121) (81)

(1)

Foreign exch. gain/(loss) (net) (30) (67) 37

(2)

Net finance income / (expense) (28) (6) (22)

Profit before tax 415 333 82

Income tax expense (111) (97) (14)

Profit after tax 304 236 68

1. Includes mark to market of hedging instruments and revaluation of loans and other balance sheet items

2. Includes £(5)m start-up costs in China JV and £(12)m unrealised loss on call options in bond debt for the quarter

10

High levels of investment and strong liquidity

Consolidated cash flow—IFRS

Quarter ended 30 June (£ millions, unless stated) 2013 2012 Change

Cash from operating activities 628 525 103

Working capital changes (315) 71 (386) Tax paid (197) (110) (87)

Cash flow from operations 116 486 (370)

Investment in fixed and intangible assets (508) (377) (131)

Other (including finance income) 51 (3) 54

Free cash flow (before financing) (341) 106 (447)

Investment in financial deposits (35) (175) 140 Changes in debt (95) (144) 49 Dividend paid (150) — (150) Finance expenses and fees (46) (60) 14

Net change in cash & cash equivalents (667) (273) (394)

11

Strong financing structure

Key financial indicators—IFRS

30 June 30 June

(£ millions, unless stated) Change 2013 2012

Cash and cash equivalents 1,405 2,157 (752) Financial deposits 810 175 635

Cash and financial deposits 2,215 2,332 (117)

Long term undrawn credit facilities 795 710 85 Other undrawn committed 140 186 (46) facilities

Total liquidity 3,150 3,228 (78)

Total equity 3,690 3,081 609 Total debt (2,068) (1,845) (223) Net cash 147 487 (340) Total debt / annualised EBITDA 0.8 x 0.8 x 0.0 x Total debt/equity 0.6 x 0.6 x 0.0 x

12

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

Recent launch: All-New Jaguar F-TYPE

Start of retail sales The All-New Jaguar F-TYPE

April 2013

• A front-engined, rear-wheel drive convertible, the F-TYPE is engineered to deliver pure dynamic driving reward and stunning performance

• The F-TYPE is constructed around the fourth generation of Jaguar’s acclaimed lightweight aluminium architecture using industry-first technology

• Won numerous awards since its launch, including:

AUTOWEEK

Best in Show

World Car Design of the Year award

14

Other developments

Recent J.D.Power survey results for both the US and the UK were released in the quarter

– New Range Rover achieves highest APEAL (Automotive Performance, Execution and Layout) score in its segment and of any model in the industry in 2013 and Land Rover brand is 4th overall

– Jaguar Named Best Brand in the UK VOSS (Vehicle Ownership Satisfaction Study) survey, Jaguar XF wins Best Executive Car and Land Rover wins Star Brand

Paid 2nd annual dividend to Tata Motors of £150 million in June 2013

Standard and Poor’s credit rating increased from BB- to BB in July 2013

Also in July 2013, increased undrawn revolving credit facilities from £795 million to £1.25 billion with £938 million maturing in 2018 and £312 million maturing in 2016

15

Summary

Strong performance in the first quarter

In the 2013/14 fiscal year, focus is on:

- continuing to build sales momentum with the new Range Rover, Jaguar XF Sportbrake and Jaguar F-TYPE

- successfully launching the new Range Rover Sport and other new derivatives

- continuing to invest in more new products and new technologies to meet consumer and regulatory requirements and build manufacturing capacity in the UK and internationally

- continuing to monitor economic and sales trends closely to balance sales and production

- continuing to generate strong operating cash flows to support investment in the region of £2.75bn in FY14

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

Q & A

Additional slides

Quarterly wholesale volumes by carline

Jaguar – Q1 FY14 vs Q1 FY13

Up 58%

19 XK

F-Type

12

3

XJ

5

4 XF

7 10

Q1 FY13 Q1 FY14

Land Rover – Q1 FY14 vs Q1 FY13

Flat

72 72

7 10

12 7

New Range Rover Sport 27 Range Rover 27 Range Rover Sport Range Rover

11 Evoque

10 Discovery

Freelander

11 13

Defender

3 3

Q1 FY13 Q1 FY14

UK

Up 23%

16

13

12

10

3 4

Q1 FY13 Q1 FY14

North America

Flat

15 15

10

1

5

2

Q1 FY13 Q1 FY14

China

Flat

19 19

15

17

4

2

Q1 FY13 Q1 FY14

Q1 FY14

All Europ China North Asia UK other

All other Am m P 0 a (ex .rkets 0% cific rica . UK

markets Russia) (ROW) 0.0% 17.9%

(ROW) 0.0%

Asia 18.3%

Pacific

North

6.5%

America

Europe 16.2%

(ex. Russia)

19.8%

China

21.2%

90,620 units

Europe

Flat

18 18

16 15

2 3

Q1 FY13 Q1 FY14

Asia Pacific

Up 50%

6

4

5

1 3 1

Q1 FY13 Q1 FY14

All other markets

Up 13%

17

15

14 15

2 2

Q1 FY13 Q1 FY14

Q1 FY13

All other UK

markets 15.5%

(ROW)

Asia 18.4%

Pacific North

4.5% America

Europe 17.7%

(ex. Russia)

21.7%

China

22.2%

83,452 units

Land Rover Jaguar

Product and other investment

Key financial indicators—IFRS

Quarter ended 30 June

(£ millions, unless stated) 2013 2012 Change

R&D expense Capitalised 242 215 27 Expensed 50 47 3

Total R&D expense 292 262 30

Investment in tangible and other

266 162 104 intangible assets

Total product and other investment 558 424 134

Of which capitalised 508 377 131

22